Ex99.21
FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company:

Routemaster Capital Inc. (“Routemaster” or the “Company”) 65 Queen Street West
Suite 815 Toronto, Ontario M5H 2M5

ITEM 2 Date of Material Change:

July 23, 2020

ITEM 3 News Release:

A news release was issued by the Company on June 26, 2020 and July 23, 2020 and subsequently filed on SEDAR.

ITEM 4 Summary of Material Change:

Routemaster announce that it has closed its previously announced non-brokered private placement financing of units (the “Units”) for gross proceeds of $600,000.

ITEM 5 Full Description of Material Change:

Routemaster announced that it has closed its previously announced non-brokered private placement financing of units (the “Units”) for gross proceeds of $600,000 (the “Offering”).

Pursuant to the closing of the Offering, the Company issued 20,000,000 Units. Each Unit consists of one common share of the Company and one half common share purchase warrant (each, a “Warrant”), entitling the holder to acquire one additional common share of Routemaster at an exercise price of $0.05 for a period of 24 months from issuance. The closing of the Offering is subject to final TSX Venture Exchange approval.

In connection with the closing of the Offering, the Company has paid aggregate finder’s fees of $3,150 in cash and 105,000 finder’s warrants (“Finder’s Warrants”) to certain finders. Each Finder Warrant will entitle the holder thereof to purchase one Common Share at a price of $0.05 for a period of 24 months from the date of the closing of the Offering. All securities issued under the Offering are subject to a statutory hold period ending four months and one day from the closing date of the Offering.

Routemaster intends to use the proceeds of the Offering for potential investment opportunities and working capital purposes.

Directors, officers and insiders (the “Insiders”) of the Company subscribed for an aggregate of 7,771,940 Units pursuant to the Offering (the “Insider Participation”). Although pursuant  to Multilateral  Instrument  61-101 –  Protection of Minority Security

Holders in Special Transactions (“MI 61-101”) the Insider Participation constitutes a “related party transaction”, the Company is relying on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 on the basis that the value of each subscription is less than 25% of the Company’s market capitalization, as determined in accordance with MI-61-101. To the knowledge of the Company, there have been no prior valuations of the Company (as contemplated under MI 61-101) in the 24-month period prior to the date of this report that relate to the subject matter of or that are otherwise relevant to the Offering or the Insider Participation.

The securities offered under the Offering have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

Not applicable.

ITEM 8 Executive Officer:

Fred Leigh
President & Chief Executive Officer Tel: (416) 861-5933

ITEM 9 Date of Report:

July 24, 2020

Cautionary Note Regarding Forward-looking Information

This Material Change Report contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding the use of proceeds of the private placement and the Company’s future plans. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and shortages and other risks of the mining  industry.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.